

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 9, 2017

<u>Via E-mail</u>
Benjamin S. Miller
Chief Executive Officer, Interim Chief Financial Officer and Treasurer
Fundrise Advisors, LLC
1601 Connecticut Avenue NW, Suite 300
Washington, DC 20009

> **Re: Fundrise For-Sale Housing eFUND – Washington DC, LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted February 13, 2017**
> **CIK No. 0001660983**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our prior letter in which you have revised your disclosure to describe a "homebuyer investor" as an investor in the eFUND, or any of the other various clients of Fundrise Advisor, LLC. Please revise to more specifically describe and provide examples of the various clients of Fundrise Advisor, LLC that you would classify as a "homebuyer investor."

2.   We note your response to comment 2 of our prior letter. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Appendix A

3.   We note your revised disclosure following the Statements of Assets and Liabilities regarding the market value of your shares "with the understanding that [y]our common shares are not listed or traded on any stock exchange or other marketplace." Please revise to remove the references to the "market value" of your shares throughout the offering statement and clarify that there is no market value for your shares as they are not listed or traded.

4.   With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

- the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used;
- the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

Please note that we continue to evaluate your NAV disclosure and we may have further comments.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Kristina Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551- with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities